SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PACIFIC SUNWEAR OF CALIFORNIA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

694873100

(CUSIP Number)

Greg H. Weaver
3450 East Miraloma Avenue
Anaheim, California 92806
(714) 414-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694873100	13D/A	Page 2 of 5 Pages

NAME OF REPORTING PERSON
1.	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

GREG H. WEAVER

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.		(a) [_]
(b) [ ]

SEC USE ONLY
3.

SOURCE OF FUNDS*:
4.
PF (See Item 3)

CHECK BOX IF DISCLUSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5.
[_]

CITIZENSHIP OR PLACE OF ORGANIZATION:
6.
United States of America

		SOLE VOTING POWER
	7.
NUMBER OF		3,213,911 (See Item 5)
SHARES
		SHARED VOTING POWER
BENEFICIALLY	8.
		N/A
OWNED BY

EACH SOLE		DISPOSITIVE POWER
	9.
REPORTING		2,932,661 (See Item 5)
PERSON
		SHARED DISPOSITIVE POWER
WITH	10.
		N/A

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
3,213,911 (See Item 5)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.		[_]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
4.1%

TYPE OF REPORTING PERSON
14.
IN

*See Instructions Before Filling Out!

CUSIP No. 694873100	13D/A	Page 3 of 5 Pages

Item 1. Security and Issuer

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2003 (the “Schedule 13D”) by Greg H. Weaver (the “Reporting Person”) with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Pacific Sunwear of California, Inc., a California corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

     (a)  The Reporting Person has been informed by the Issuer that, as of September 11, 2003, there were 77,678,194 shares of Common Stock after giving effect to a three-for-two stock split effected by the Issuer on September 5, 2003 (the “Split”). The Reporting Person beneficially owns an aggregate of 3,213,911 shares of Common Stock, of which 248,307 shares of Common Stock are issuable upon exercise of options (the “Options”) exercisable within 60 days of the date hereof. As such, the Reporting Person beneficially owns shares of Common Stock representing approximately 4.1% of the total number of shares of Common Stock currently outstanding.

     (b)  The Reporting Person has the sole power to vote or to direct the vote of 3,213,911 shares of Common Stock beneficially owned by him, which includes 281,250 shares of restricted stock that have not yet vested. The Reporting Person has the sole power to dispose or to direct the disposition of 2,932,661 shares of Common Stock beneficially owned by him. The Reporting Person does not have dispositive power over the 281,250 shares of restricted stock.

     (c)  The Reporting Person has effected the following transactions since June 15, 2003. Share figures are provided on a pre-Split basis. All transactions were reported on Forms 4 filed with the Commission.

     Open-Market Sales:

Date	Number of Shares	Sale Price

7/9/03	100,000	$28.2564
8/14/03	152,000	$31.3552
8/15/03	48,000	$31.2048

     Option Exercises:

Date	Number of Shares	Exercise Price

7/11/03	49,218	$7.8148
7/11/03	184,554	$9.8889
7/11/03	112,501	$10.0280
7/11/03	203,212	$15.8753
7/11/03	50,000	$11.3200
7/11/03	23,438	$14.2333

CUSIP No. 694873100	13D/A	Page 4 of 5 Pages

     (d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

CUSIP No. 694873100	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2003

GREG H. WEAVER, an individual

/s/ GREG H. WEAVER